April 17, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:	TV Channels Network Inc.
Registration Statement on Form S-1
Filed January 31, 2025
File No. 333-284628

Ladies and Gentlemen,

On January 31, 2025, TV Channels Network Inc. (the “Company”), filed a Registration Statement on Form S-1, file no. 333-284628 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), which Registration Statement was declared effective by the Commission on April 8, 2025.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued, sold, or resold under the Registration Statement, including either shares registered for sale by the Company in its initial public offering, or shares registered for resale by the selling stockholders identified in the Registration Statement.

The Company is in the process of evaluating its options with respect to its initial public offering. As the Company currently anticipates materially increasing the number of shares to be sold in its initial public offering, and materially reducing the number of shares registered to be resold by its selling stockholders, the Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have questions regarding this letter, please contact the Company’s legal counsel, Thomas Cook, at (702) 524-9151.

Sincerely,

TV Channels Network Inc.

/s/ Darryl Payne

Darryl Payne

President and Chief Executive Officer